EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2017 Results

Record Quarterly and Annual Revenue Underscore Increasing Business Traction

MISSISSAUGA, Ontario, March 08, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2017 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

2017 Highlights

  Record fourth quarter and full year 2017 revenue of $19.5 million and $48.1 million, respectively, up 124 percent and 66 percent, respectively, compared to the prior-year periods
  Fourth quarter 2017 gross margin of 28.6% compared to 22.5% in the fourth quarter of 2016
  Breakeven Adjusted EBITDA2 in the 2017 fourth quarter versus a loss of $1.7 million in the prior-year period
  Increase in total cash to $22.4 million as of December 31, 2017, reflecting $6.5 million in positive cash flow from operations during the fourth quarter

“I am pleased to announce record results for both the fourth quarter and 2017 as a whole,” said Daryl Wilson, President and Chief Executive Officer. “We posted revenue of $19.5 million in the final three months of 2017, driving top line performance up 66% to over $48 million for the year. This clearly illustrates the increasing demand for our proprietary applications, the breadth of our product portfolio, and the desire of many nations – particularly China – to move towards hydrogen-based energy solutions. Our Chinese revenue was strong last year, as we continued expanding our presence and the customers we serve across this robust market. Going forward, we remain bullish on the fuel cell mobility space, whether for buses in China, trains in Europe, or trucks in North America.

“At the same time, our gross margin rebounded by over 6% to close to 29% in the fourth quarter, benefiting from product mix as well as higher economies of scale, which we expect to continue given the strength of our backlog and current trends within the industry. In addition, our total cash balance rose to $22.4 million at year-end due to improved financial results and resulting positive cash flow from operations. We believe 2018 will be a year of strong growth and improving performance, which should leave the Company well positioned for higher shareholder returns going forward.”

Summary of Results for the Quarter Ended December 31, 2017 (compared to the Quarter Ended December 31, 2016 unless otherwise noted)

  Company revenue was $19.5 million for the fourth quarter of 2017, an improvement of 124%, or $10.8 million, from the $8.7 million reported in the prior-year period. This increase reflects solid growth in both OnSite Generation and Power Systems.
  Hydrogenics secured $13.9 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $144.6 million as of December 31, 2017. Order backlog movement during the fourth quarter (in $ millions) was as follows:

	September 30, 2017 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2017 backlog
OnSite Generation	$27.0	$4.8	$0.7	$12.6	$19.9
Power Systems	120.5	9.1	2.0	6.9	124.7
Total	$147.5	$13.9	$2.7	$19.5	$144.6
  Of the above backlog of $144.6 million, Hydrogenics expects to recognize approximately $55 million in the following twelve months as revenue. Sales for the year ending December 31, 2018 will also include orders received and delivered in 2018.

  Gross profit was $5.6 million (28.6% of revenue) in 2017 compared to $2.0 million (22.5% of revenue) in the fourth quarter of 2016. The increase in gross profit was principally due to improved product mix through increased production and delivery of standardized fuel cells for the mobility market, and economies of scale, particularly within the Power Systems business segment.
  Cash operating costs1 increased $1.7 million, to $5.5 million, for the current quarter compared to $3.8 million for the prior-year period. This was principally due to an increase of $1.0 million in net research and development expenses (“R&D”) associated with the pending rollout of the Enbridge Power-to-Gas facility in Toronto, Canada and additional R&D related to hydrogen rail applications.
  The Company reported break-even Adjusted EBITDA2 for the fourth quarter of 2017 compared to a $1.7 million loss in the prior-year period. This change reflects the increase in both gross profit and cash operating costs noted above.
  The net loss for the quarter was $1.1 million, or $(0.07) per share, versus $2.5 million, or $(0.20) per share, in the prior-year period.

  Total cash increased in the quarter by $2.1 million to $22.4 million on December 31, 2017 from $20.3 million on September 30, 2017 reflecting improved cash flow from operations offset by investments in capital assets and financing costs.

Summary of Results for the Year Ended December 31, 2017 (compared to the Year Ended December 31, 2016, unless otherwise noted)

  Revenue increased by $19.1 million, or 66%, to $48.1 million for the year ended December 31, 2017 compared to $29.0 million in the prior year. The year-over-year increase reflected (i) an $11.6 million improvement in Power Systems revenue driven almost exclusively by growth within the Chinese mobility market; and (ii) a $7.5 million increase in OnSite Generation revenue principally driven by the delivery of energy storage projects in Europe and Asia.

  Gross margin increased to 23.7% ($11.4 million) in 2017 from 20.7% ($6.0 million) in 2016, reflecting an improvement within the Power Systems group due principally to product mix, partially offset by a decline in the OnSite Generation gross margin from 20.0% to 14.1%, primarily due to lower than expected margins on some select projects in the second quarter of 2017. These projects faced unanticipated delays and overruns due to postponed construction and scope changes by the engineering firms responsible for the facilities where Hydrogenics’ electrolyzers would be located.

  Cash operating costs were $17.8 million in 2017 compared to $13.9 million for 2016, with the increase principally driven by a $2.8 million increase in net R&D expense (primarily in the third and fourth quarter of 2017, as previously noted) and a $1.1 million increase in cash selling, general and administrative (“SG&A”) expense driven partially by the foreign currency impact of the strengthening euro on euro-denominated SG&A expenses.

  Hydrogenics’ Adjusted EBITDA loss decreased to $6.3 million for the year ended December 31, 2017 from $7.6 million in the prior-year period due to the improved gross profit in the year, largely offset by the increase in cash operating costs noted above.
  Cash used in operating activities for the year improved by $8.4 million from $13.2 million in 2016 to $4.8 million in 2017.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.
  Adjusted EBITDA is defined as net loss excluding stock-based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EST on March 8, 2018 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Selling, general and administrative expenses	$4,524	$3,106	$13,742	$10,825
Research and product development expenses	1,722	745	6,376	3,576
Total operating costs	$6,246	$3,851	$20,118	$14,401
Less: Amortization and depreciation	(147)	(109)	(461)	(407)
Less: DSUs recovery (expense)	(402)	190	(950)	290
Less: Stock-based compensation expense	(203)	(136)	(742)	(390)
Less: Loss on disposal of assets	(14)	–	(131)	–
Cash operating costs	$5,480	$3,796	$17,834	$13,894

Adjusted EBITDA

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Net loss	$(1,129)	$(2,504)	$(11,140)	$(9,857)
Finance income (loss), net	473	618	2,442	1,451
Amortization and depreciation	72	203	672	751
DSUs expense (recovery)	402	(190)	950	(290)
Stock-based compensation expense (including PSUs & RSUs)	203	136	742	390
Adjusted EBITDA	$21	$(1,737)	$(6,334)	$(7,555)

Hydrogenics Corporation
Condensed Consolidated Balance Sheets
 (in thousands of US dollars)
(unaudited)

	December 31,	December 31,
	2017	2016

Assets
Current assets
Cash and cash equivalents	$21,511	$10,338
Restricted cash	435	405
Trade and other receivables	14,292	9,802
Inventories	15,164	17,208
Prepaid expenses	978	918
	52,380	38,671
Non-current assets
Restricted cash	468	535
Non-current receivables	645	–
Investment in joint ventures	2,797	1,750
Property, plant and equipment	3,874	4,095
Intangible assets	180	203
Goodwill	4,569	4,019
	12,533	10,602
Total assets	$64,913	$49,273

Liabilities
Current liabilities
Operating borrowings	$1,200	$2,111
Trade and other payables	9,736	7,235
Financial liabilities	4,913	3,939
Warranty provisions	1,174	1,221
Deferred revenue	12,734	10,788
	29,757	25,294
Non-current liabilities
Other non-current liabilities	8,516	9,262
Non-current warranty provisions	921	841
Non-current deferred revenue	2,223	3,494
Deferred research and development funding	–	–
	11,660	13,597
Total liabilities	41,417	38,891

Share capital	387,746	365,923
Contributed surplus	19,885	19,255
Accumulated other comprehensive loss	(1,822)	(3,623)
Deficit	(382,313)	(371,173)
Total equity	23,496	10,382
Total equity and liabilities	$64,913	$49,273

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Revenues	$19,528	$8,730	$48,052	$28,990
Cost of sales	13,938	6,765	36,632	22,995
Gross profit	5,590	1,965	11,420	5,995

Operating expenses
Selling, general and administrative expenses	4,524	3,106	13,742	10,825
Research and product development expenses	1,722	745	6,376	3,576
	6,246	3,851	20,118	14,401

Loss from operations	(656)	(1,886)	(8,698)	(8,406)

Finance income (loss)
Interest expense, net	(425)	(452)	(1,812)	(1,762)
Foreign currency gains (losses), net(1)	122	(229)	635	(268)
Loss from joint ventures	(76)	(130)	(334)	(156)
Other finance gains (losses), net	(94)	193	(931)	735
Finance income (loss), net	(473)	(618)	(2,442)	(1,451)

Loss before income taxes	(1,129)	(2,504)	(11,140)	(9,857)
Income tax expense	–	–	–	–
Net loss for the period	(1,129)	(2,504)	(11,140)	(9,857)

Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial liability	98	(101)	98	(101)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	346	(744)	1,703	(298)
Comprehensive loss for the period	$(685)	$(3,349)	$(9,339)	$(10,256)

Net loss per share
Basic and diluted	$(0.07)	$(0.20)	$(0.80)	$(0.79)

Weighted average number of common shares outstanding	15,133,194	12,544,960	13,947,636	12,542,950

Hydrogenics Corporation
Consolidated Statements of Cash Flows
 (in thousands of US dollars) (unaudited)

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,129)	$(2,504)	$(11,140)	$(9,857)
Decrease in restricted cash	1,003	171	134	542
Items not affecting cash
Loss on disposal of assets	14	5	131	5
Amortization and depreciation	72	203	672	751
Warrants	60	(238)	675	(760)
Unrealized foreign exchange losses	337	1	483	146
Unrealized loss on joint ventures	76	130	334	156
Accreted interest and amortization of deferred financing fees	467	259	2,075	1,086
Stock-based compensation	202	136	742	390
Stock-based compensation – DSUs	402	(190)	950	(290)
Net change in non-cash operating assets and liabilities	5,020	944	162	(5,382)
Cash used in operating activities	6,524	(1,083)	(4,782)	(13,213)

Investing activities
Investment in joint venture - Enbridge	–	–	(93)	–
Purchase of property, plant and equipment	(1,665)	(777)	(3,920)	(2,955)
Receipt of government funding	(91)	811	1,792	1,201
Proceeds from disposals of property, plant and equipment	–	–	1,035	–
Purchase of intangible assets	9	(1)	(25)	(48)
Cash provided by (used in) investing activities	(1,747)	33	(1,211)	(1,802)

Financing activities
Common shares issued and stock options exercised, net of issuance costs	15	–	19,745	–
Principal repayment of long-term debt	(1,154)	–	(1,654)	–
Exercise of warrants	1,374	1,077	1,374	–
Interest payment	(471)	466	(1,259)	(155)
Proceeds (repayment) of operating borrowings	(1,160)	(1,176)	(873)	1,072
Repayment of repayable government contributions	(58)	(55)	(171)	(218)
Repayment of long-term debt – institutional	–	(7,500)	–	(7,500)
Proceeds of borrowings, net of transaction costs	–	8,714	–	8,714
Cash provided by financing activities	(1,454)	1,526	17,162	1,913

Increase (decrease) in cash and cash equivalents during the period	3,323	476	11,169	(13,102)
Cash and cash equivalents – Beginning of period	18,345	9,997	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	(157)	(135)	4	42
Cash and cash equivalents – End of period	$21,511	$10,338	$21,511	$10,338